Mr. Jeffrey Jaramillo
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:          Illinois Tool Works Inc.
Form 10-K for the Fiscal Year ended December 31, 2009
Filed February 26, 2010
File No. 001-04797

Dear Mr. Jaramillo:

Illinois Tool Works Inc. (the “Company”) hereby submits its response to your comment letter dated March 30, 2010 (the “Comment Letter”) with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2009. To facilitate your review, the full text of each of your comments is set forth below in italics followed by ITW’s response.

Form 10-K for the Fiscal-Year ended December 31, 2009

Cash Flow, page 31

1.
Your disclosure related to the explanation of the use of the non-GAAP measure “free operating cash flow” on page 31 is vague and does not appear to provide the disclosures required by Items 10(e)(1)(i)(C) and (D) of Regulation S-K. Please explain to us and revise your future filings to disclose the reasons why your management believes that presentation of this non-GAAP measure provides useful information to investors regarding your financial condition and results of operations. In addition, disclose the additional purposes, if any, for which your management uses the measures.

ITW Response:

The Company believes that the “free operating cash flow” measure provides useful information to investors in evaluating the Company’s financial performance and measures our ability to generate cash internally to fund Company initiatives. The Company will expand its explanation of the use of the “free operating cash flow” measure in future filings.  Below is our expanded disclosure, with the new disclosure underlined:

“The Company uses free operating cash flow to measure cash flow generated by operations that is available for dividends, acquisitions, share repurchases and debt repayment. The Company believes this measure is useful to investors in evaluating our financial performance and measures our ability to generate cash internally to fund Company initiatives. Free operating cash flow is a measurement that is not the same as net cash flow from operating activities per the statement of cash flows and may not be consistent with similarly titled measures used by other companies.”

Management does not use the “free operating cash flow” measure for purposes other than those already discussed above.

Return on Average Invested Capital, page 32

2.
We note that you present various measures in this section, including Total Invested Capital, Average Invested Capital and Return on Average Invested Capital. In light of the “Other, net” caption included in the table, it may not be clear to an investor how the components of Invested Capital are derived from, or compare to, the amounts presented on your balance sheets.

•
In future filings, please revise the introductory paragraph to the table to clearly explain to investors how you define “Invested Capital.” For example, it appears that your invested capital represents net assets of the company other than cash and cash equivalents and long-term debt outstanding. If so, tell investors and explain why these two amounts are excluded.

•
Tell us how you considered the guidance in Item 10(e) of Regulation S-K relating to the presentation of non-GAAP measures in determining that the disclosures required by that Item were not required in the section.

ITW Response:

The Company will expand its introductory paragraph in future filings to clearly explain how we define invested capital, including explanations why cash and cash equivalents and debt are excluded from the calculation of invested capital. Below is our expanded disclosure, with the new disclosure underlined:

“The Company uses return on average invested capital (“ROIC”) to measure the effectiveness of its operations’ use of invested capital to generate profits. We believe that ROIC is a meaningful metric to investors in evaluating the Company’s financial performance and may be different than the method used by other companies to calculate ROIC. Invested capital represents the net assets of the Company, excluding cash and cash equivalents and outstanding debt, which are excluded as they do not represent capital investment in the Company’s operations. Average invested capital is calculated using balances at the start of the year and at the end of each quarter.”

Including the above changes, we believe our disclosures related to return on average invested capital (“ROIC”) comply with the requirements of Item 10(e) of Regulation S-K. Specifically, the amounts used in the calculation of ROIC are derived directly from our GAAP financial statements and we provide sufficient detail so the investor can determine how the amounts are calculated.  Additionally, we state the reasons why we believe the measure provides useful information to investors and how it is used by management.

Notes to Financial Statements, page 44

Operating Revenues, page 46

3.
We note your accounting policy which discusses that you recognize revenue for various types of products when the risks and rewards of ownership are transferred to the customer which is generally at the time of product shipment. We note that you sell a diverse variety of products through 60 operating and 8 reporting segments. In this regard, please expand your revenue recognition policy disclosure in future filings to discuss and provide us with the details of how you recognize revenue from such diverse product lines and segments. Accordingly, with respect to each of your segments, please revise your disclosure in future filing to discuss and describe for us in detail the nature of the revenue transactions with customers, manufacturers, and independent distributors, as applicable. Please specify instances in which you do not recognize revenue at the time of delivery or shipment and the significant terms of those sales arrangements, including any customer acceptance provisions, returns, price protection, or stock rotation rights. Please describe for us any revenue transactions that result in the deferral of any portion of the consideration in the arrangement and how that is accounted for. Additionally, please fully describe your accounting policy related to rebates. Lastly, please describe how you account for remanufactured parts and trucks transactions as noted on pages 2 and 18 in your Transportation Segment. Provide us with references to the authoritative US GAAP that supports your accounting for any significant transactions.

ITW Response:

Each of the Company’s approximately 840 businesses independently handles its sales transactions with its customers and recognizes revenue in accordance with the Company’s policies. Typical sales arrangements are for standard products and provide for transfer of ownership and risk of loss at the time of shipment and do not contain significant rights of return, price protection, stock rotation rights or other similar conditions. The Company does not have significant contracts with individual customers.

The Company’s policies require the recognition of revenue when the risks and rewards of ownership are transferred to the customer.  The majority of sales arrangements in all segments properly recognize revenue at the time of shipment regardless of whether the revenue transaction is with an end customer, manufacturer or independent distributor.  Some of the Company’s businesses may defer recognition of revenue in limited circumstances. These include revenues related to equipment where the business also provides installation services to the customer and installation is essential to the functionality of the equipment, and service contracts covering a period of time. In these situations, revenue is recognized after the equipment is installed or over the period of time the services are rendered. Transactions where revenue recognition is deferred are not significant to the Company.

The Company’s truck remanufacturing and related parts and service business in the Transportation segment sells and distributes both new and remanufactured truck parts. The remanufacture and sale of remanufactured parts is only a portion of this business’s revenue. The sale of a remanufactured part includes a “core charge” separately identified on the customer invoice that is refunded if the customer returns their replaced part. Our experience is that in practically all cases, the customer returns the used part and is refunded the core charge. The Company does not recognize revenue related to the core deposit. Revenues from remanufactured parts are not significant to the Company.

The Company will expand its revenue recognition policy disclosure in future filings to provide additional details regarding the Company’s revenue recognition policies. Below is our expanded disclosure, with the new disclosure underlined:

“Operating revenues are recognized when persuasive evidence of an arrangement exists, product has shipped and the risks and rewards of ownership have transferred or services have been rendered, the price to the customer is fixed or determinable, and collectibility is reasonably assured, which is generally at the time of product shipment. Typical sales arrangements are for standard products and provide for transfer of ownership and risk of loss at the time of shipment. In limited circumstances where significant obligations to the customer are unfulfilled at the time of shipment, typically involving installation and customer acceptance, revenue recognition is deferred until such obligations have been completed. Customer allowances and rebates, consisting primarily of volume discounts and other short-term incentive programs, are estimated at the time of sale based on historical experience and known trends and are recorded as a reduction in reported revenues. No single customer accounted for more than 5% of consolidated revenues in 2009, 2008 or 2007.”

Goodwill and Intangible Assets, page 55

4.
We note from your disclosure on page 55 that in the third quarter of 2009, you changed the date of your annual goodwill impairment assessment from the first quarter to the third quarter. Also, we note from your disclosure that this constitutes a change in the method of applying an accounting principle that you believe is preferable. In this regard, please have your auditors explain how they consider the requirements in paragraph 8 of Auditing Standard No. 6 in recognizing this change in accounting principle in their auditors’ report.

ITW Response:

The Company’s auditors have advised the Company that they agree with the Staff’s comment that the change in the date of the Company’s annual goodwill impairment test date constituted a change in the method of applying an accounting principle during the year ended December 31, 2009, and therefore they were required to consider Auditing Standard No. 6, “Evaluating Consistency of Financial Statements,” in determining whether an explanatory paragraph in their opinion was appropriate or necessary.

Auditing Standard No. 6 specifies the reporting considerations of auditors with respect to evaluating comparability of financial statements between periods, and whether the financial statements have been materially affected by changes in accounting principles. Specifically, paragraph 8 of the Standard states:

A change in accounting principle that has a material effect on the financial statements should be recognized in the auditor's report on the audited financial statements. If the auditor concludes that the criteria in paragraph 7 have been met [with respect to preferability of the change], the auditor should add an explanatory paragraph to the auditor's report, as described in AU sec. 508, Reports on Audited Financial Statements…” (emphasis added).

The Company’s consolidated revenues for the year ended December 31, 2009 were approximately $13.9 billion, with consolidated pre-tax income from continuing operations of approximately $1.2 billion. The additional impairment testing conducted by the Company during the third quarter of 2009 in response to the change in the date of our annual goodwill impairment assessment resulted in the recognition of incremental goodwill impairment charges of approximately $12 million, which was not considered material to the Company’s financial statements.

The Company has been advised by its auditors that this amount was not considered by them to be material to the Company’s 2009 financial statements taken as a whole. As a result, the Company’s auditors concluded that no reference to the change in the date of the goodwill impairment assessment was required in their 2009 auditor’s report.

Non-controlling Interest, page 66

5.
We note from your disclosure on page 66 that you do not provide the disclosures as outlined in paragraphs 1A(c) and (d) of FASB ASC 810-10-50. Please provide us with and tell us why you did not include in your financial statements the aforementioned disclosures.

ITW Response:

The Company considers the changes in noncontrolling interest individually and in total to be immaterial. As of December 31, 2009, the noncontrolling interest balance of $9.7 million represents approximately 0.1% of total stockholders’ equity. The Company will continue to evaluate these amounts in the future, and if it is determined to be material, will disclose in accordance with FASB ASC 810-10-50.

The disclosures for paragraph 1A(c) would have been as follows:

(In Thousands)	2009	2008	2007
Beginning balance, noncontrolling interest	$11,616	$6,906	$3,724
Income attributable to noncontrolling interest, net of tax	2,184	1,751	1,695
Dividends attributable to noncontrolling interest	(1,138)	(1,322)	(1,088)
Acquisitions and divestitures	(3,672)	4,767	2,133
Foreign currency translation	679	(486)	442
Ending balance, noncontrolling interest	$9,669	$11,616	$6,906

The disclosures for paragraph 1A(d) would have been as follows:

(In Thousands)	2009
Net Income	$947,009
Decrease in ITW’s paid-in capital for purchase of additional shares	(2,591)
Change from net income attributable to Illinois Tool Works Inc. and transfers to noncontrolling interest	$944,418

Segment Information, page 68

6.
We note the disclosure that you have 840 businesses that are internally reported as 60 operating segments to senior management and that those 60 operating segments are aggregated into eight reportable segments. Please describe for us how you have applied the aggregation criteria of FASB ASC 280-10-50-11 in determining the eight reportable segments. Please also tell us whether any of the individual operating segments meet the quantitative thresholds for separate reporting as discussed in paragraphs 12 of FASB ASC 280-10-50. Please also discuss if paragraph 18 of FASB ASC 280-10-50 has impacted your disclosure.

ITW Response:

As noted, the Company has 840 businesses that are internally reported as 60 operating segments. None of the 60 individual operating segments meet the quantitative thresholds in FASB ASC 280-10-50-12 for separate reporting. In determining the number of reporting segments, we also considered that per paragraph 18 of FASB ASC 280-10-50, there is a practical limit to the number of reportable segments.  Since the Company does not believe it is practical to separately report 60 operating segments, the Company determined it necessary to aggregate operating segments to arrive at a practical number of reporting segments. In accordance with FASB ASC 280-10-50-13, individual operating segments that do not meet the quantitative thresholds for separate reporting may be combined with other similar operating segments that do not meet the quantitative thresholds to produce a reportable segment provided the operating segments have similar economic characteristics and share a majority of the aggregation criteria discussed in FASB ASC 280-10-50-11. Criteria include the nature of products and services, the nature of the production processes, the type or class of customer for products and services, the methods used to distribute products or provide services, and, if applicable, the nature of the regulatory environment.

The Company’s management approach focuses on classes of products and services for specific end markets in determining how resources are allocated and how our businesses are evaluated. Accordingly, the first step in our aggregation process was to group operating segments with similar products and services for specific end markets.  We combined operating segments that shared a majority of the aggregation criteria listed above. Consequently, we identified seven reporting segments which accounted for 80% of the Company’s 2009 operating revenues. The seven segments are Industrial Packaging, Power Systems & Electronics, Transportation, Construction Products, Food Equipment, Decorative Surfaces, and Polymers & Fluids. All remaining operating segments are included in the eighth segment, All Other.

The eight reporting segments reflect the way our 60 operating segments are aggregated for the Company’s Chief Operating Decision Maker group, which consists of our Chief Executive Officer and two Vice Chairmen, and is also consistent with how the Company presents operating results to the Board of Directors. Therefore, the Company believes this information is the most useful information to investors in evaluating the Company’s overall performance and is consistent with the segment reporting objectives of FASB ASC 280.

******

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do no foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the above responses, please do not hesitate to contact the undersigned at 847-657-4014.

Sincerely,

/s/ Randall J. Scheuneman
Vice President & Chief Accounting Officer
Illinois Tool Works Inc.
3600 West Lake Avenue
Glenview, IL 60026